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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) is pleased to announce that with effect from 1 September 2014, Ms. Carmen I-Hua Chang (“Ms. Chang”) has been appointed as a Class II independent non-executive director of the Company. Ms. Chang’s brief biography is as follows:

Ms. Chang, age 66, received a graduate degree in modern Chinese history from Stanford University and a Juris Doctor from Stanford Law School. She has taught and spoken at numerous events to diverse audiences in China and the United States on cross border investments, cyber security issues, and corporate governance issues for global companies that are listed on different exchanges.

Ms. Chang has been intimately involved in many of the seminal cross border transactions between China and the US including the earliest investments by Goldman Sachs in China Netcom and the key transactions of companies such as Lenovo, Foxconn, Google, Tencent, Netease, CEC, China Mobile, Spreadtrum and SMIC.  To all these deals she has brought her interest in and understanding of Chinese and US history, corporate governance issues and the building of truly global companies.

In 2012, Ms. Chang joined New Enterprise Associates, or NEA, a venture fund with over US$14 billion dollars under management, where she serves as Partner and Managing Director, Asia (Ex-India). Prior to joining NEA, she was a partner at Silicon Valley law firm, Wilson Sonsini Goodrich and Rosati, where she headed up its China practice.  She is an affiliate of the Center for International Security and Cooperation at Stanford University — Stanford University’s main research organization on international issues — as well as a fellow at the Stanford Business School and Stanford Law School’s Rock Center for Corporate Governance.

Ms. Chang’s current activities are focused on investments in technology in both the US and China, in particular on cross border investments, and also on research and writing on US-China relations and matters of corporate governance, especially on a cross border basis.  She is interested in promoting efforts to establish a truly global capital market and investment community and providing guidance to help new global companies achieve high standards of corporate governance.

Ms. Chang is also currently an independent non-executive director of AAC Technologies Holdings Inc., shares of which are listed on The Stock Exchange of Hong Kong Limited (stock code: 2018).

Ms. Chang entered into a service contract (the “Service Contract”) with the Company on 1 September 2014 for a term commencing on 1 September 2014 and ending on the next following annual general meeting of the Company (the “2015 AGM”) after her appointment. Ms. Chang will be subject to re-election by the shareholders of the Company at the 2015 AGM pursuant to Article 126 of the Articles of Association of the Company and thereafter subject to retirement by rotation as a Class II director of the Company in accordance with the Articles of Association of the Company.

As an independent non-executive director of the Company, Ms. Chang is entitled to an annual cash compensation of US$40,000 and an option to subscribe for such number of ordinary shares of the Company equivalent to 0.014% of the total issued ordinary shares of the Company as of the date of grant in accordance with the Service Contract. Ms. Chang’s remuneration package is determined by the Board according to the Company’s Policy on Directors’ and Senior Management’s Remuneration and with reference to the recommendation from the compensation committee of the Board.

As at the date of this announcement, Ms. Chang is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), nor did she have any relationships with any directors, senior management, substantial or controlling shareholders of the Company. Save as disclosed above, Ms. Chang does not hold any other positions with the Company and other members of the Company.

Save for the information disclosed above, there is no other information relating to Ms. Chang’s appointment that is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there is no other matter that needs to be brought to the attention to the shareholders of the Company.

The Board would like to take this opportunity to welcome Ms. Chang joining the Board.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 1 September 2014

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yonghua as his Alternate)
Lawrence Juen-Yee Lau (Datong Chen as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang